Mail Stop 6010   September 9, 2008

Michel Lemoine
Chairman of the Board, Chief Executive Officer,
      President, Secretary and Treasurer
Dragon's Lair Holdings, Inc.
785 N.E. 83rd Terrace
Miami, Florida 33138

Re: Dragon's Lair Holdings, Inc.
          Amendment No. 1 to
          Registration Statement on Form S-1
          Filed August 28, 2008
          File No. 333-150751

Dear Mr. Lemoine:

        We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

   1. We note your reference to risk factors. Please highlight this reference by
      prominent type or in another manner as required by Item 501(a)(6) of Regulation
      S-K.

Prospectus Summary, page 4

2. Please expand your disclosure in the Prospectus Summary to state that neither the FDA nor any other regulatory or similar regulator has approved your product.

3. Please expand your disclosure in the Prospectus Summary to clarify that substantially all of your entire sales and distribution channel is based upon your network or multi-level marketing program.

4. Please expand the first sentence to clarify that you only provide one product and have recently commenced doing so.

5. In the second sentence, clarify that you have not ever operated profitably.

The Offering, page 5

6. Please expand the risk factors disclosure to highlight briefly the most significant risks to investors.

Risk Factors

Because we have only recently commenced…, page 7

7. You should state here and in the Business section the number of direct sales associates who have actually sold any of your products since you commenced sales in July 2008.

8. Please quantify the minimal revenue you have earned since you commenced sales in July 2008.

Findings or actions against our network or multi-level marketing program…, page 10

9. We note that you state that you "are at risk that in one or more areas our marketing system might not be compliant with local regulations." Please revise your disclosure to identify the areas in which your marketing system may not be compliant with local regulations. Also, please provide appropriate disclosure, if applicable, about investigations in the past.

10. Please expand the Business section to describe and explain the various laws, rules and regulations that apply or could apply to your marketing program.

Forward-looking statements, page 13

11. You state that your results may differ materially as a result of various factors, including but not limited to, those described in the risk factors and elsewhere in the prospectus. Please ensure that the risk factors articulate all of the material risks regarding an investment in the company's securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

12. Please expand your disclosure regarding your generation of minimal revenue to include disclosure regarding your operating losses.

Recent Accounting Pronouncements, page 21

13. Please refer to your revised disclosure in response to prior comment 18. The effective dates of certain accounting pronouncements, such as FIN 48 and SAB 108, were prior to January 1, 2008. For example, FIN 48 was effective for fiscal years ending after December 15, 2006. Based on this it appears that the effective date for you was upon inception. Please revise your disclosure to clarify the effective date of each pronouncement and the impact of adopting each pronouncement. This comment also applies to your disclosure on page F-9.

Description of Business, page 22

14. We note your response to our prior comment 28 and reissue that comment in part. You state in the Prospectus Summary that you have candidates for other personal care products that are currently under development. It does not appear that you have devoted time or resources to any other product candidates. Also, based on your Use of Proceeds disclosure, it does not appear to that you plan to devote resources from this offering to other product candidates. Consider whether or not you should delete references to development of other product candidates or, supplementally, tell us about your development efforts.

15. You state on page 17 that since July 2008 you have generated minimal revenues. Please expand your disclosure in the Description of Business section to describe how much of those revenues came from sales of your product and how much from other sources. To the extent the revenues came from other sources, please describe those sources. Also, please quantify the amount of revenues to date.

Company Description, page 23

16. You state that your business plan uses a distribution strategy for direct selling and marketing through direct sales consultants much like Amway. To the extent there are differences between your business plan and Amway's, please describe those differences.

Marketing Plan, page 24

17. Please disclose how many direct sales consultants you have as of the most recent practicable date who have actually sold your product.

18. You state that once a person becomes a direct sales consultant, he or she is able to purchase products directly from you at wholesale prices. Please describe how a person becomes a direct sales consultant.

19. You state that direct sales consultants must enter into a standard direct sales consultant agreement with you that obligates the direct sales consultant to abide by your policies and procedures. Please describe what those policies and procedures are.

Manufacturing, page 25

20. We note that you are preparing and packaging your product at your facilities. Since you have no full-time employees, please disclose the size of your production capacity on a monthly basis.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 2 - Summary of Significant Accounting Policies

Intangible Assets, page F-8

21. We acknowledge your response to prior comments 47 and 49. Please tell us how you determined that the fair value of license transaction. Based on your disclosure it appears that the cost of the license was based on the fair value of your restricted common stock. If so, explain to us how your qualitative valuation determination resulted in the fair value of these shares to be significantly lower than identical shares issued for cash on the same day and how the cost of the license complies with paragraph seven of SFAS 123(R).

Item 16. Exhibits and Financial Statement Schedules, page II-2

22. We note that Talles Investments, Inc. has agreed to provide non-interest bearing demand loans to you to pay your annual audit fees, filing costs, legal fees and other costs as long as your board of directors and that of Talles Investments, Inc. deem it necessary. To the extent Talles Investments, Inc. provides any loans to you, please file the loan agreements as exhibits to this filing.

*   *   *   *   *

You may contact Keira Ino at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Michael Reedich at (202) 551-3612 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Michael H. Hoffman, Esq.
       Law Offices of Michael H. Hoffman, P.A.
       9116 Byron Avenue
       Miami, Florida 33154